82-3378

Province of British Columbia
British Columbia Securities Commission




05008494

FORM 51-901F

QUARTER REPORT

ISSUER DETAILS	ISSUER TELEPHONE NO.	FOR QUARTER ENDED	DATE OF REPORT
CON-SPACE COMMUNICATIONS LTD. website: www.con-space.com	(604) 244-9323	March 31, 2005	May 11, 2005

ISSUER'S ADDRESS	PROVINCE	POSTAL CODE
505 - 5600 Parkwood Way, Richmond	British Columbia	V6V 2M2

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.:
Gloria J. Gordon ggordon@con-space.com	Controller	(604) 244-9323

CERTIFICATE

The three schedules required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Terence A Ibbetson	Terence A Ibbetson	May 11, 2005
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATED SIGNED
James L Swanson	James L. Swanson	May 11, 2005
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATED SIGNED



Safety in Communication®

FINANCIAL INFORMATION AND SUPPORT DISCUSSION FOR CON-SPACE'S THIRD QUARTER ENDED MARCH 31, 2005

SCHEDULE A - FINANCIAL STATEMENTS

Attached are the following Financial Statements, prepared in accordance with GAAP (Generally Accepted Accounting Principles) in accordance with section 1751 of the CICA Handbook, and with their comparisons to the equivalent prior periods and included is the:

- Balance Sheet
- Income Statement
- Cash Flow Statement
- Statement of Retained Earnings
- And the Notes to the Financial Statements

SCHEDULE B – SUPPLEMENTARY INFORMATION

Included herein or within the Notes to the Financial Statements are various items relating to the business including:

- A breakdown of major expenditures such as:
  - General and Administrative Expenses
- A Statement of Aggregate Expenditures made to parties not at arm's length:
  - CON-SPACE Communications Ltd. has made payments to Ridel Investments Ltd., a Company controlled by two directors, of $120,000;
- A breakdown of Cost of Inventory and Cost of Goods Sold of $1,335,737:

	Period Ended Dec 31, 2004 $	Period Ended Dec 31, 2003 $
Beginning Inventory	851,964	685,017
Purchase, Parts & Supplies	1,444,160	786,180
Direct Labour & Overhead	294,532	204,989
TOTAL INVENTORY	2,590,656	1,676,186
Less Ending Inventory	1,438,500	815,074
Cost of Goods Sold	1,152,156	861,112
Commission	183,581	108,873
Cost of Goods Sold and Commission	1,335,737	969,985

1. Analysis of expenses and deferred costs – See Schedule C and Financial Statements
2. Related party transactions – See Schedule C and Financial Statements (Note 8)
3. Summary of Securities issued and options granted during the period
   a) Securities issued – See Schedule C and Financial Statements (Note 7)

b) Options granted – See Schedule C and Financial Statements (Note 7). Options outstanding end of period:

Name	Number	Expiration date
Nil	Nil	N/A
	Nil	

4. a) Description of authorized share capital – See Financial Statements (Note 7)
   b) Number and recorded value for shares issued and outstanding – See Financial Statements (Note 7)
   c) Description of options and warrants – See Financial Statements (Note 7)
   d) Number of shares subject to escrow – See Financial Statements (Note 7)

5. List of Directors:

   Terence A. Ibbetson
   James L. Swanson
   Vincent L. Ready
   Eric J. Harris
   Gordon E. Cook

6. List of Officers

   Gloria J. Gordon, Controller
   Terence A. Ibbetson, President
   Rosalind C. Nishi, Administration Manager
   James L. Swanson, Chairman
   Andrew M. Ibbetson, Vice-President, General Manager UK

CON-SPACE Communications Ltd

SCHEDULE C - MANAGEMENT DISCUSSION & ANALYSIS
FORM 51-102F1
For the 3rd Quarter Ended March 31, 2005

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Corporation's interim consolidated results of operations and financial condition. This "Management's Discussion and Analysis" should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended March 31, 2005 and the annual consolidated financial statements of the Corporation for the year ended June 30, 2004 and the notes thereto. Comparisons made to prior periods represent the corresponding period during the preceding year unless otherwise indicated. This report includes information up to May 5, 2005.

Background and Description of the Business

The Company, CON-SPACE Communications Ltd, a Tier 1 issuer, listed on the TSX Venture Exchange (CCB on VSX-V), is engaged in the development, design, manufacture and marketing of various lines of specialized industrial voice communication products. Many of its products are used in confined spaces, noisy, and hazardous work environments; while others are used to simplify and improve communication through two-way radios. Its products consist of Hardline Intercom Systems, Two-way Radio Accessory equipment and specialized noise attenuation headsets. The Company maintains a detailed web site at www.con-space.com.

CON-SPACE business is conducted worldwide through internationally incorporated subsidiaries, international divisions and domestically incorporated companies and independent distributors. The immediate company consists of:

CON-SPACE Communications Ltd – Canadian Parent Public Company
CON-SPACE Communications Inc – Wholly owned US Subsidiary
CON-SPACE Communications (UK) Ltd – Wholly owned UK Subsidiary
CON-SPACE Technologies Inc – Wholly owned Canadian Subsidiary
CON-SPACE International – Wholly owned Canadian Division

The Company is **ISO-9001:2000 Certified** and supplies its communication products to general industry, fire departments, law enforcement, rescue teams and many military organizations. All branches of the military within the United States as well as many militaries around the world are major customers of the Company.

The Company also has a growing number of OEM (Original Equipment Manufacturers) customers that have CON-SPACE products built and Private Labeled to their specifications, which they market to their customers under their own label. This expanding OEM business is part of the Company's long-term growth strategy.

NOTE: "Forward-looking" statements are not guarantees of future performance. They involve risks, uncertainties and assumptions and the Corporation's actual results may differ materially from those anticipated in these forward-looking statements. Factors which may cause such differences include, but are not limited to those set forth under "Business Risks". The Corporation does not take any obligation to release any public information of the results of any revision to these forward-looking statements, which may be made to reflect events or circumstances occurring in the future.

Overall Performance

- 23% increase in year-to-date Gross Revenues
- 48% increase in Operating Income
- Operating expenses as a % of sales decline from 35% to 32%
- 34% increase in Net Income

Quarterly Financial Summary ($x1000 except for EPS and DPS)

	2005		2004				2003	
	3rd	2nd	1st	4th	3rd	2nd	1st	4th
Net Sales	**$ 2,099**	1,236	1,491	1,601	1,951	1,010	964	981
Net Income after tax	**$ 381**	21	170	271	360	56	11	23
Net Income Tax	**$ 253**	5	112	0	0	0	0	0
Net Earnings/Share	**$ 0.04**	0.00	0.02	0.03	0.04	0.01	0.00	0.00
Net EPS Fully Diluted	**$ 0.03**	0.00	0.02	0.03	0.04	0.01	0.00	0.00
Total Assets	**$ 4,078**	3,136	2,937	3,023	3,301	2,291	2,221	2,292
Long-Term Liability	**$ 0**	15	51	87	120	153	214	273
Dividends per Share	**$ Nil**	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The 3rd quarter with again set a new sales record with sales increasing to $2,099,478, 71% ahead of our second quarter for this fiscal year. This was accomplished without the assistance of any major orders. The Company's business is growing strongly it is felt that this trend will last long into the future.

The Company's year-to-date sales at the end of the third quarter were $4,795,699 a 22% increase over the $3,942,173 a year earlier. Gross margins also increase 36% to $2,535,693 from $1,867,384 for the first 3 quarters of 2004.

With general and admin expenses being only $1,519,652 for the year-to-day ended March 31, 2005, expenses dropped as percent of sales this year to 32% from last year's 35% of Sales. The resulting earning before income tax, depreciation and amortization (EBITDA) increased by 121% to $942,547, or $0.10 per share, year-to-date, from $426,941, or $0.05 per share last year.

After corporate income tax of $370,081 for the first 9 months of fiscal 2005 net earnings ended at $572,466 or $0.06 per Share, compared to net earnings of (there were no taxes payable a year ago) of $426,941 or $0.05 per share, at the end of March 2004.

The Company continues its focus on OEM (private labeled) business, which remains at 45% of its year-to-date revenues (FY 2004 28%). This strategically allows for the quickest and most efficient channels of getting products to market while continuing the development of manufacturing efficiencies which then allow the Company to put further efforts into marketing its own branded products directly through sales agents.

Another area of significant growth for the Company has been the supplying of products to emergency response teams throughout the United States. This growth has been contributed to by the Office of Homeland Security addressing the terrorist threat. The heightened concerns of emergency preparedness to deal with biological or nuclear terrorist attacks, has resulted in many organizations inventorying equipment in case of such an event. Most organizations that will have a response role in a terrorist act are logical candidates for the Company's equipment. Continued growth in this market is foreseen for well into the future as new, replacement and upgraded products come online to further enhance the safety and working equipment of these users.

Through the Company's marketing efforts to continually strengthen brand awareness while developing new products to meet the markets needs sales to industrial users, military, public safety and governmental agencies are expected to continue expanding.

Expenses

Total expenses have increased for the three month period by $15 thousand to $0.5 million and for the nine month period by $150 thousand to $1.52 million. As a percentage of sales total expenses were at 32% of sales down from 35% for the nine month period FY 2004.

Changes in the grouping of similar immaterial expenses, to enhance presentation on the quarterly reports, has resulted in certain of the prior year's comparative figures being reclassified to conform with this year's presentation.

Public Company

Public company expenses, consisting of accounting, legal, investor relations, regulatory and filing fees increased year over year by 38% to $118 thousand from $86 thousand with $22 thousand of the increase being in regulatory filing fees. However, when measured as a percent of sales, these expenses increased less than 1/3 of one percent over last year first half expenses.

Sales and Marketing

Sales and marketing expenses consist of staff travel, trade shows, advertising materials and accommodation. For the six month period ending March 31, 2005 items in this category have remained fairly constant. Any increase in expenditures in this area is expected to be commensurate with increased sales volumes.

General and Administrative

General and administrative expenses consist of: maintaining internal information systems, office occupancy costs, supplies, insurance, interest, and consulting fees.

For both the quarter and six month period ends, increases in rent, office supplies, vehicle charges account for the majority of the increase in general and administrative costs of about $4 thousand However, when measured as a percentage of sales, general and administrative costs for the nine month period decreased from 10% to 9%.

Product Development Expense

The Company expenses all product development related costs. Product development costs for both the quarter and nine month period have decreased by 73% and 53% to $29 thousand and $83 thousand respectfully. Further decreases in product development are not anticipated by the Company. As all salaries and benefits are grouped together they are not included in development expenses in this analysis. The Company continues its commitment to allocate appropriate

resources to refine existing products and develop of new ones as new technology becomes available or as requested by our customers.

Salaries, Wages and Benefits

The single largest expenditure the company faces is for its personnel... its most important resource. The Company owes its success to the dedication and hard work of its people.

The salary, wage and benefit expenses for both the quarter and nine month period have increased to $17 thousand million and $146 thousand respectfully. The third quarter increased 8% over the same quarter a year earlier while the year-to-date has increased 27% over last year. However, on a percentage basis salaries, wages and benefits were 14% of sales for the three quarter of fiscal 2005 remaining at the same percentage as it was a year earlier. This indicates that salaries have not increased as a percentage of sales.

Depreciation and amortization

Depreciation and amortization expense increased 8% year-to-date over last year Production related and testing equipment and the related depreciation remained constant quarterly and year-to-date but as a percentage of sales declined from 1.0% last year to .9% this year.

Income

Pre-tax profit for the first half of fiscal 2005, ended March 31, 2005 increased 121% to $0.94 million ($0.10 per share) compared to a pre-tax profit of $0.43 million ($0.05 per share) one year ago. On an after tax basis, net profit increased 34% to $0.57 million ($0.06 per share) compared to last year's net profit of $0.43 million ($0.05 per share). Taxes payable for the first three quarters are estimated to be $0.37 million, whereas, there were no taxes payable last year.

Although sales revenues were greater in the current quarter than prior years, increased staffing and office related costs eroded the increased gross margin. Net earnings for the 3rd quarter were $0.381 million ($0.04 per share) compared to last year's net earnings of $0.360 million ($0.04 per share).

Improvement continues to be driven mainly by increased sales revenues and maintaining expenses, as a percent of sales, consistent with the prior year.

LIQUIDITY AND CAPITAL RESOURCES

	Mar 31, 2005	Jun 30, 2004
Current Assets	$ 3,549,432	$ 2,498,103
Current Liabilities	$ 684,111	$ 1,094,354
Net Working Capital	$ 2,865,321	$ 1,403,749

CON-SPACE's working capital position remains very strong. Working capital at March 31, 2005 was $2.65 million compared to $1.40 million at June 30th last year. The current ratio at March 31, 2005 was 5.2 versus 2.3 at June 30th last year.

For the nine month period ended March 31, 2005 cash increased to $0.05 million compared to ($0.40) million for the same period in FY 2004.

The working capital position improved greatly during the 3rd quarter due to the funding provided through Acumen Capital Finance Partners and the continued timely collection of increasing receivables. Cash generated by operations in the current year was consumed specifically by accounts receivable ($0.49 million), inventories ($0.63 million) and the repayment of long-term debt ($0.15 million). The demands on working capital from increased sales and the manufacturing of large orders is expected to continue through the end of the fiscal year.

The use of cash to fund the increases in Inventories and Accounts Receivable combined consumed used over $1.12 million in cash in the current nine month period.

Business Risks

The Company is subject to certain risks associated with the exchange rate fluctuation of the American and the Canadian dollar. A large portion of the Company's sales are denominated in US dollars, while most of the expenses are denominated in Canadian dollars. Although natural hedging occurs due to the purchases of various parts and components from the USA, increases in the Canadian dollar relative to the US dollar has an overall adverse effect on the Company's consolidated income, whereas a decrease would have a positive impact on such income.

As in all businesses, the Company faces political, social, economic and technological risks that could cause actual results to differ materially from those expressed or implied in this management discussion and analysis. The Company considers the following to be of relevance to its current stage of growth:

- Raise financing to accommodate growth – accomplished post quarter closing
- The emergence of superior competing technologies – on-going process
- The development and retention of skilled employees – on-going process

This list is not intended to be exhaustive, but is merely to communicate to shareholders certain key risks faced by the Corporation in its business.

CON-SPACE attempts to mitigate risks through various strategic and operating initiatives, such as ongoing research and development, fair and equitable compensation, workplace policies and procedures, and on-going interaction with both the debt and capital markets. Management believes these strategies reduce the Corporation's business risk to an acceptable level and allow the Corporation to continue to grow while maximizing shareholder value.

Outlook

Management is committed to increasing profits through internal growth and acquisitions. Growth in both the industrial and homeland security markets are forecast as the Company's brand becomes more recognized and its reputation grows.

Management has leased additional manufacturing space adjacent to its present location. Modifications are currently underway with the facility and occupancy is planned for June 1, 2005.

Committed to effectively manage and monitor the growth, management has undertaken to update the Company's current information systems. This project began in late 2004 and is now expected to be completed by October 2005. The upgraded system will provide better production and inventory management and more effective sales and production analysis.

On January 20, 2005 the Company entered into a financing agreement with Acumen Capital Finance Partners Limited, to act as lead agent for the private placement of one million units at

$1.00 per unit. This offering was concluded on February 9, 2005. Each unit consists of one common share and ½ of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share at a price of $1.25 for a period of nine months increasing to $1.50 for the following nine months. The use of the funds will be to enhance shareholder value by developing new markets and acquisitions.

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2005 AND MARCH 31, 2004

(IN CANADIAN DOLLARS)

These Interim Financial Statements have not been reviewed by the Corporate Auditors

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED BALANCE SHEET MARCH 31, 2005 & JUNE 30, 2004
(Prepared by Management)

$	Mar 31 2005 $	June 30 2004
ASSETS		
CURRENT ASSETS		
Cash	565,824	522,820
Accounts Receivable (Note 9)	1,337,814	847,278
Inventory (Note 4)	1,480,239	851,964
Prepaid Expenses	165,558	54,238
Future Income Tax Assets	---	221,803
	3,549,435	2,498,103
CAPITAL ASSETS (Note 5)	203,822	206,086
DEMO INVENTORY	202,872	196,361
INCOME TAX RECOVERIES	122,752	122,752
	4,078,881	3,023,302
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable	415,733	499,782
Bank Indebtedness (Note 9)	---	393,481
Corporate Taxes Payable	148,278	18,625
Current Portion LTD (Note 10)	120,100	182,466
	684,111	1,094,354
LONG TERM DEBT		
Loans (Note 10)	---	87,100
	684,111	1,181,454
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	3,400,361	2,419,905
DEFICIT- Beginning of the year	(578,057)	(1,276,271)
Earnings	572,466	698,214
End of period	(5,591)	(578,057)
	4,078,881	3,023,302

APPROVED BY THE DIRECTORS

T. A. Ibbetson, President   James L. Swanson, Chairman

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.

CONSOLIDATED INCOME STATEMENT
FOR THE PERIODS ENDED MARCH 31, 2005 & MARCH 31, 2004
(Prepared by Management)

	3 months ended Mar 31, 2005 $	YTD ended Mar 31, 2005 $	3 months ended Mar 31, 2004 $	YTD ended Mar 31, 2004 $
SALES	2,099,478	4,795,699	1,972,171	3,942,173
COST OF GOODS SOLD	924,269	2,260,006	1,104,804	2,074,789
GROSS MARGIN	1,175,209	2,535,693	867,367	1,867,384
OPERATING EXPENSES				
Accounting and Legal	8,933	29,584	6,332	24,443
Investor Relations	13,174	42,489	11,251	36,743
Insurance	20,174	56,117	36,847	71,888
Interest and Service Charges	8,738	34,403	25,600	48,799
Management & Consulting Fees	48,000	144,000	45,750	140,250
Office Rent, Supplies & Misc	63,208	177,294	55,711	146,569
Production Expense, R&D	28,518	82,870	11,308	113,852
Regulatory and Filing Fees	4,624	46,033	6,898	24,327
Salaries, Wages and Benefits	236,601	691,228	219,386	545,387
Marketing & Promotion	39,628	123,882	36,435	133,595
Vehicle Expenses	16,505	50,287	18,786	45,390
Depreciation /Amortization	14,144	41,465	12,843	38,225
	502,247	1,519,652	487,147	1,369,468
OTHER EXPENSES				
Stock Compensation	31,350	31,350	---	---
Interest Long Term Debt	7,883	44,811	20,078	70,975
Loss (Gain) on Asset Disposal	---	(2,667)	---	---
	39,223	73,494	20,078	70,975
OPERATING INCOME	633,729	942,547	360,142	426,941
CORPORATE TAX EXPENSE	252,617	370,081	---	---
NET INCOME	381,112	572,466	360,142	426,941
DEFICIT, BEGINNING OF PERIOD	(386,703)	(578,057)	(1,209,472)	(1,276,271)
DEFICIT, END OF PERIOD	(5,591)	(5,591)	(849,330)	(849,330)
OPERATING INCOME PER SHARE	0.06	0.10	0.04	0.05
NET INCOME PER SHARE	0.04	0.06	0.04	0.05

Certain of the prior years figures have been reclassified to conform with current year presentation.

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIODS ENDED MARCH 31, 2005 & MARCH 31, 2004
(Prepared by Management)

	3 months ended Mar 31, 2005 $	YTD ended Mar 31, 2005 $	3 months ended Mar 31, 2004 $	YTD ended Mar 31, 2004 $
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
NET PROFIT (LOSS)	381,112	572,466	360,142	426,941
Add Non-Cash Items				
Stock Compensation	31,350	31,350	---	---
Depreciation & Amortization	14,144	41,465	12,843	38,225
Corporate Tax Expense	252,617	370,081	---	---
	679,223	1,015,362	372,985	465,166
Net changes in non-cash operating accounts				
Accounts Receivable	(429,545)	(490,535)	(1,053,572)	(1,194,495)
Inventory	(41,739)	(628,275)	(76,563)	(206,621)
Prepaid Expenses	(15,452)	(111,320)	12,378	(24,926)
Accounts Payable	98,400	(102,674)	75,852	64,320
Operating Bank Loan	(426,049)	(393,481)	631,153	692,713
	(331,962)	(710,923)	(37,767)	(203,843)
INVESTING ACTIVITIES				
Acquisition of Capital Assets	(6,233)	(39,201)	(2,748)	(11,882)
Increase in Demo Inventory	(2,871)	(6,512)	(1,472)	(7,233)
	(9,104)	(45,713)	(4,220)	(19,115)
FINANCING ACTIVITIES				
Loan Long Term	(33,000)	(149,466)	(59,458)	(192,703)
Issuance of Share Capital	944,606	949,106	2,800	18,060
	911,606	799,640	(56,658)	(174,643)
INCREASE (Decrease) IN CASH	570,540	43,004	(98,645)	(397,601)
CASH, Beginning in period	(4,716)	522,820	92,969	391,925
CASH, End of period	565,824	565,824	(5,676)	(5,676)

- See Accompanying Notes

CON-SPACE COMMUNICATIONS LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED MARCH 31, 2005 AND 2004
(IN CANADIAN DOLLARS)

1. NATURE OF OPERATIONS

The Company is engaged in the development, manufacture and marketing of lines of industrial safety communications products for use in hazardous and confined spaces. Business is conducted through domestic and international divisions and subsidiaries. The Company supplies industry, government, fire departments, rescue teams and the military.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries, CON-SPACE TECHNOLOGIES INC., CON-SPACE COMMUNICATIONS INC., and CON-SPACE COMMUNICATIONS (U.K.) LTD. As at the report date, CON-SPACE TECHNOLOGIES INC. is inactive. All significant intercompany balances, revenue and expenditures have been eliminated.

b) Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost is determined on the first-in, first-out basis. The Company uses certain inventory for demonstration purposes. Demonstration inventory is recorded at the lower of cost or net realizable value and has been reported on the balance sheet as a long-term asset.

c) Amortization of property plant and equipment

Amortization is provided at the following annual rates. (Except in the year of purchase in which the Company uses ½ the normal rate.)

Tools and test equipment	20% Declining balance
Furniture and equipment	20% Declining balance
Computer equipment	30% Declining balance
Software	30% Declining balance
Trademarks and licenses	Straight line over life of trademark and licenses
Leasehold improvements	Straight line over five years

d) Long-lived assets

The carrying value of long-lived assets, which includes property, plant and equipment and demonstration inventory, is reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

e) Product development

Development costs for product that have not yet gone into commercial production, including allocations for related administration and overhead are recorded as period costs.

f) Foreign exchange

The Company's functional currency is the Canadian dollar.

Balance sheet items denominated in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction rate for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year. Currency exchange gains and losses are charged to income as realized. The operations of the Company's subsidiaries are considered to be integrated with that of the parent: accordingly, the financial statements of the subsidiaries have been translated into Canadian dollars using the temporal method as describe above.

g) Trademarks

The Company has registered trademarks in Canada and the United States consisting of ***CON-SPACE, Safety in Communication*** and the **CON-SPACE** logo. ***CON-SPACE*** has also been registered in Australia. The costs of registration have been capitalized and are being amortized over the expected life of the trademarks.

h) Cost of sales

Cost of sales includes materials, labor and overhead costs associated with the manufacture of the Company's products.

i) Earnings per share

Earnings per share is calculated using the weighted average number of shares outstanding during the year.

Diluted earnings per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options would be used to purchase common shares at average market price during the period.

j) Related party transactions

Related party transactions, including expenses paid to directors, officers or companies controlled by directors and officers, are recorded at their exchange amounts.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

k) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities to the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to allocation of overhead and other indirect costs to cost of sales and inventory, the allocation of direct costs to research and development expense, the determination of impairment of assets and useful lives for depreciation and amortization, future income tax valuation allowance and the determination of fair value for stock-based awards and compensation. Financial results as determined by actual events could differ from those estimates.

l) Risk management

Currency risk
The Company's customers are primarily outside of Canada. The Company does not hedge its foreign currency exposure and accordingly may be at risk for foreign currency price fluctuations. At the quarter end, approximately $12,444 of the cash balance was denominated in pounds sterling and held in the Company's UK subsidiary and approximately $485,602 of the cash balance was denominated in United States dollar. In addition, approximately $1,275,137 of the accounts receivable balance and $248,288 of the accounts payable balance is denominated in United States dollar and British Pound Sterling.

Credit risk
The Company is potentially exposed to concentration of credit risks as the majority of sales are to foreign customers. Credit risk is managed by dealing only with customers whose credit standing meet internally approved policies, and by ongoing monitoring of credit risk. As at the year end, the Company did not have significant concentrations of credit exposure to individual customers or related groups of customers.

Interest rate risk
The Company is potentially exposed to interest rate risk as the majority of short-term and long-term loans have floating interest rates. **(See Notes 9 and 10).**

m) Future income taxes

The liability method of tax allocation is used in accounting for income taxes. Under this method an enterprise would recognize a future income tax liability whenever recovery or settlement of the carrying amount of an asset or liability would result in future income tax outflows. Similarly, an enterprise would recognize a future income tax asset whenever recovery or settlement of the carrying amount of an asset or liability would generate future income tax reductions. In the case of unused tax losses, income tax reductions, and certain items that have a tax basis but cannot be identified with an asset or liability on the balance sheet, the recognition of future income tax benefits is determined by reference to the likely realization of a future income tax reduction.

(IN CANADIAN DOLLARS)

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

n) Stock-based compensation

The Company grants stock options to executive officers, directors, employees and consultants. The Company records all awards made using a fair value method. All awards to employees and non-employees are expensed in the period of granting, vesting or pricing revision.

The fair value of options and other stock based awards to employees or consultants, issued or altered in the period, are determined using the Black-Scholes option pricing model.

o) Revenue recognition

Product sales revenue is recognized upon shipment to outside customers.

3. FINANCIAL INSTRUMENTS

The fair values of the Company's cash, accounts receivable, bank indebtedness and accounts payable approximate their carrying amounts due to their immediate or short-term maturity.

The carrying amounts for long-term debts approximate fair values based on financing terms currently available to the Company on the measurement dates.

4. INVENTORIES

	2005 $	2004 $
Parts and supplies	522,828	372,122
Work in progress	447,106	256,273
Finished goods	510,305	263,242
	1,480,239	891,637

(See Note 9)

(IN CANADIAN DOLLARS)

5. CAPITAL ASSETS

	2005 $			2004 $
	Cost	Accumulated Amortization	Net	Net
Tools and test equipment	206,722	130,119	76,603	54,385
Vehicles	23,931	2,393	21,538	---
Furniture and equipment	118,636	97,636	21,000	20,053
Computer equipment	157,572	129,224	28,348	28,626
Software	73,082	57,960	15,122	21,197
Trademarks, patents and licenses	86,910	52,592	34,318	47,279
Leasehold improvements	43,856	36,963	6,893	9,587
	710,709	506,887	203,822	181,127

6. PRODUCT DEVELOPMENT COSTS

Product development was primarily for enhancements to existing lines. Accordingly, research and development costs as detailed below have been charged to current year operations.

	2005 $	2004 $
Administration	2,533	6,400
Labor		35,817
	71,625	
Safety approvals	44,520	35,827
	82,870	113,852

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL

a) The authorized capital of the Company consists of 175,000,000 shares divided into:
- i) 50,000,000 common shares without par value
- ii) 20,000,000 second common shares without par value
- iii) 5,000,000 Class "A" preferred shares with a par value of $0.001 per share
- iv) 100,000,000 Class "B" preferred shares with a par value of $1.00 each

b) Issued

Common	2005 # of Shares	2005 $	2004 # of Shares	2004 $
Balance, beginning of year	9,485,980	2,419,905	9,109,980	2,367,265
Issued during year:				
Private placement i)				
- shares	1,000,000	1,000,000	-	-
- warrants	-	-	-	-
Options ii)	-	116,350	v) 376,000	52,640
Warrants iii)	200,000	90,000		
Finance fee iv)	-	(85,000)	-	-
Share issue costs iv)	-	(140,894)	-	-
	10,685,980	3,400,361	9,485,980	2,419,905

i) On February 9, 2005 the Company completed a financing agreement with Acumen Capital Finance Partners Limited acting as lead agent for the private placement of 1.0 M units at $1.00 per unit. Each unit consists of one common share and ½ of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to acquire one common share at a price of $1.25 for a period of nine months and increasing to $1.50 for the following nine months.

ii) 85,000 compensation options @ $1.00 (equal to 8.5% of the total number of units issued at closing) to Acumen Capital Finance Partners Limited as a portion of their fee, exercisable for a period of 18 months to August 9, 2006. 100,000 compensation options @ $1.00 granted to each of three Directors expiring February 28, 2006. Fair value of the 300,000 Directors options estimated at $62,700 based on Black Shoals calculation, with $31,350 of this annual cost booked in 3rd quarter and the balance in the 4th quarter.

iii) During the first quarter of fiscal 2005, 10,000 warrants at $0.45 per share were exercised for a total of $4,500. During the third quarter 190,000 warrants at $.45 per share were exercised for a total of $90,000. The balance of the years original opening outstanding warrants of 237,000 @ $1.00 expired March 19, 2005.

iv) Acumen Capital Finance Partners Limited fee of $85,000 - plus all legal costs for both parties, stock exchange approvals, etc totaling $140,894.

v) During the 2004 fiscal year the Company issued a total of 376,000 common shares at $0.14 per share from the exercise of stock options for total proceeds of $52,640.

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL – CONT'D

c) Share options and purchase warrants outstanding are as follows:

Options	**Number of options**	**Weighted average exercise Price**
Outstanding, beginning of year	---	
Issued: Directors	300,000	1.00
Other	85,000	1.00
Outstanding, March 31, 2005	385,000	1.00

Outstanding Options	**Exercise Price**	**Expiry Date**
300,000	1.00	Expire February 28, 2006
85,000	1.00	Expire August 9, 2006
385,000		

Warrants	**Number of warrants**	**Weighted average exercise Price**
Outstanding, beginning of year	437,000	0.66
Exercised - 1ST quarter 2005 @ .45	10,000	
- 3rd quarter 2005 @ .45	190,000	
Expired Mar 19/05 - 3rd quarter 2005	(237,000)	
Issued - 3rd quarter 2005	542,500	1.38
Outstanding, March 31, 2005	542,500	1.38

Outstanding Warrants	**Exercise Price**	**Expiry Date**
542,500	1.25	Expire November 9, 2005
	1.50	Expire August 9, 2006
542,500		

(IN CANADIAN DOLLARS)

7. SHARE CAPITAL – CONT'D

e) Escrow and restricted shares

2,650,000 common shares were held in escrow subject to release in accordance with the policies of the TSX Venture Exchange. As the Company is classified as a Tier 1 issuer, the release of escrow shares is as follows:

- 5% on December 20, 2002
- 20% on July 14, 2003
- 15% on January 8, 2004, July 8, 2004, January 8, 2005, July 8, 2005 and January 8, 2006.

During the 2004 fiscal year 927,500 (2003 – 132,500) shares held in escrow were released. As at the year end, 1,590,000 shares were held in escrow.

On July 8, 2004 a further 397,500 common shares held in escrow were released. On January 8, 2005 a further 397,500 common shares held in escrow were released. 795,000 shares remain in escrow at the end of the third quarter of fiscal 2005.

8. RELATED PARTY TRANSACTIONS

During 2004 fiscal the Company approved and amended a management services agreement originally dated June 30, 1991 for the provision of management services. Under the terms of the amended agreement, the remuneration for management services increased to $20,000 per month (2003 - $15,000 per month) payable to Ridel Investments Ltd., a private company controlled by two directors. This agreement is subject to an annual review by the Board of Directors. Total management fees charged to income in the 2004 were $240,000 (2003 - $192,400). Management compensation for the 2005 fiscal year is still under discussion by the Compensation Committee.

9. BANK INDEBTEDNESS

	2005 $	2004 $
Bank indebtedness	---	1,021,800

Bank indebtedness consists of a $1,000,000 operating line of credit bearing interest at the bank's prime rate plus 1.25% and is secured by a general security agreement covering all assets of the Company, direct security covering inventory and accounts receivable and an assignment of insurance proceeds on certain assets.

(IN CANADIAN DOLLARS)

10. LONG-TERM DEBT

	2005 $	2004 $
Government of Canada: Western Economic Diversification The loan was repaid in full during the 2004 fiscal year. 34,022	-	
Bank of Montreal: (See Note 9 for security information) Demand loan bearing interest at prime plus 1.5% monthly principal payments of $1,667 due October, 2004. Loan repaid in full.	-	11,667
Business Development Bank of Canada: Term loan with principal repayments as follows: 12 monthly payments of $11,000 commencing July 23, 2004; 6 monthly payments of $12,000 commencing July 23, 2005; $15,100 on January 23, 2006. Interest is payable monthly at 2% above the bank's floating base rate.	120,100	249,100
Additional Interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.7745% of its gross consolidated sales beginning July 23, 1998.		
Term loan with principal repayments as follows: 6 payments of $7,300 commencing July 23, 2004. Interest on the outstanding principal is payable monthly at 4% above the bank's floating base rate. The loan due in December, 2004 –repaid in full.	-	64,800
Additional interest: The Company is required to pay the bank monthly additional interest in the form of royalty on sales equal to 0.0517% of gross consolidated sales. The additional interest is payable until December 23, 2004 or until the loan has been repaid		
The loans from the Business Development Bank of Canada are secured by a general security agreement over assets.		
	120,100	359,589
Less: current portion	120,100	239,489
	---	120,100

Estimated principal payments due in each of the next five fiscal years:	$
2005	182,466
2006	87,100
2007 and thereafter	-
	269,566

11. COMMITMENTS

The Company has an operating lease commitment for office premises, requiring payments in each of the next five years as follows:

	$
2005	48,000
2006	48,000
2007	48,000

See subsequent events.

12. SUBSEQUENT EVENTS

Negotiations have been completed on the leasing of additional manufacturing space, adjacent to the present location, for required expansion purposes. Occupancy is planned for late spring or early summer of 2005.

CON-SPACE COMMUNICATIONS

Safety in Communication®

www.con-space.com

THIRD QUARTER NEWSLETTER & FINANCIAL REPORT

Volume 13, Issue 3, May 2005



CON-SPACE continued its yearly tradition of participating in the H.O.T. (Hands-On-Training) at FDIC in Indiannapolis this past April

LETTER FROM MANAGEMENT

We are, again, very pleased to report continuing growth results through our third quarter, ended March 31, 2005. Sales for the 3rd quarter and year-to-date have again set new records and your Company continues its strong upward expansion.

This expansion is shown in many ways. We have been fighting the "battle of the bulge" for many months now and attempted to postpone the inevitable cost increases that go along with expanded facilities. However, it became apparent that we had to do something. After a period of negotiations and cost estimates a new lease was established with our landlord that encompasses the expansion of our facility by 50%. Work is underway and by June 1st, we hope to be moving both our engineering and production staff into the new portion of our building.

Our most precious commodity, our staff, has continued to increase in numbers and now totals forty-three individuals, up from 36 this time a year ago. Most of this growth has occurred in the engineering, manufacturing and materials processing areas, cumulatively due to increasing sales.

As you will see by the list of "Newly Added Customers" (found inside) our customer base continues to expand dramatically, not only throughout North America, the UK and Europe but also in many other countries around the world.

Sales growth is increasing in part due to the continued addition of new OEM (Original Equipment Manufacturers) customers to whom we provide newly designed and "Private Labeled" products.

Our website is in a state of constant upgrade so if you have not had an opportunity to browse through it recently you may be pleasantly surprised. We invite you to go to our site anytime and we are always open to your feedback. www.con-space.com.

Changes are being made in our investor relations program and by the time you receive this newsletter your company should be featured on the Stockgroup Family of Sites: www.stockgroup.com; www.stockhouse.com; www.stockhouse.ca; www.smallcapcenter.com; and www.integratir.com and of course, you will still find us on Agoracom: www.agoracom.com

The outlook for the balance of this year, next year, and many years onward remains very positive and we hope you stay with us and profit from the continued success of your Company.

If we do not have your e-mail address (you are receiving this newsletter via post) please e-mail it to invest@con-space.com or to jswanson@con-space.com so that you can receive all future newsletters by e-mail and our news when it happens.

We are glad to have you with us and again wish to thank you for your support and input.

Sincerely yours.



Terry Ibbetson & Jim Swanson

INSIDE THIS ISSUE

THE LATEST NEWS

CON-SPACE SUPPLIES ITALIAN FIRE SERVICE

CON-SPACE Communications (UK) Ltd., current managed by Vice President Andy Ibbetson, received an order in early March of this year, worth 189,000 Euros ($300,000 (CDN)) from the Italian Fire Service.



"This is the second order CON-SPACE has received for Rescue Kits from the Italian Fire Service," said Ibbetson, adding, "our Italian distributor, Piemme Antincendi Srl., worked in conjunction with the Fire Service to ensure they had the best possible systems for their requirements."

The Italian Fire Service is deploying CON-SPACE equipment as a solution to the communication needs of its Rescuers performing operations underground and in confined spaces. Many European countries have old... in some cases ancient, underground infrastructures that include, sewer systems, tunnels, aqueducts, etc., that must be accessed safely by service and rescue personnel.

Additionally, the Italian Fire/Rescue Service recognized that CON-SPACE equipment provided them with extremely good value as the equipment is adaptable for a variety of rescue scenarios including Urban Search and Rescue and Disaster / Terrorist Response.

"We are extremely pleased that the Italian Fire/Rescue service continues to rely on the CON-SPACE equipment as a key component of their Rescue equipment cache and look forward to working with them further as their rescue capabilities expand to all areas of Italy," concluded Ibbetson.

ACUMEN CAPITAL PARTNERS INITIATES COVERAGE OF CON-SPACE

CON-SPACE Communications Ltd. wishes to advise investors that Acumen Capital Partners has initiated coverage of the Company in a recently released report. The full report is available for free but requires registration in order to access. The research report can be found at: www.acumencapital.com/top_resea1.html

Acumen Capital Finance Partners Limited is an independent, full-service investment dealer based in Calgary, Alberta, Canada. Acumen is a Participating Organization of the Toronto Stock Exchange (TSE), a Member Firm of the TSX Venture Exchange, and a Member Firm of the Investment Dealers Association of Canada (IDA). Client comfort is enhanced by Acumen's membership in the Canadian Investor Protection Fund.

FINANCIAL CHARTS

THIRD QUARTER SALES COMPARISON


$ 2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005
FISCAL YEAR

QUARTERLY SALES


$ 2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1234 1234 1234 1234 1234 1234 1234 1234 1234 1234 1234 1234 123
BY QUARTER

CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET	March 31 2005	June 30 2004
ASSETS		
Current Assets	$3,549,435	$2,498,103
Property, Plant & Equipment (Net Amortization)	203,822	206,086
Demo Inventory	202,872	196,361
Future Income Tax Recoveries	122,752	122,752
Total Assets	$4,078,881	$3,023,302
LIABILITIES AND SHAREHOLDERS		
Current Liabilities	$684,111	$1,094,354
Long Term Debt	-	87,100
Shareholders' Equity	3,394,770	1,841,848
Total Liabilities and Equity	$4,078,881	$3,023,302

CONSOLIDATED INCOME STATEMENTS	Nine Months Period Ended March 31, 2005	Nine Months Period Ended March 31, 2004
Sales	$4,795,699	$3,942,173
Cost of Goods Sold and Commissions	2,260,006	2,074,789
Operating Expenses	1,593,146	1,440,443
Operating Profit Before Taxes	942,547	426,941
Income Tax	370,081	-
Net Profit	$572,466	$426,941
Net Profit (Loss) per Common Share	$0.06	$0.05

FINANCIAL REPORT: CON-SPACE THIRD QUARTER UP 71%

Recently our Chairman, Jim Swanson, announced a new sales record for our 3rd quarter with sales increasing to $2,099,478, 71% ahead of our second quarter for this fiscal year.

During his announcement he said, "Our third quarter was exceptional, not only did we set another quarterly sales record but we did it without the assistance of any major orders. Our business is growing strongly on its own merits... and we feel that this trend of continual growth will last for a long time into the future."

The Company's year-to-date sales at the end of the third quarter were $4,795,699 a 22% increase over the $3,942,173 a year earlier. Gross margins also increase 36% to $2,535,693 from $1,867,384 for the first 3 quarters of 2004.

With general and admin expenses being only $1,519,652 for the year-to-date ended March 31, 2005, expenses dropped as percent of sales this year to 32% from last year's 35% of Sales. The resulting earning before income tax, depreciation and amortization (EBITDA) increased by 121% to $942,547, or $0.10 per share, year-to-date, from $426,941, or $0.05 per share last year.

After corporate income of $370,081 for the first 9 months of fiscal 2005 net earnings ended at $572,466 or $0.06 per Share, compared to net earnings of (there were no taxes payable a year ago) $426,941 or $0.05 per share, at the end of March 2004.

The increase in sales has resulted due to our expanding "Private Label" and distributor network business.

During the third quarter the Company, through Acumen Capital Partners of Calgary closed a private placement raising an amount of $1,000,000 via the issue of 1,000,000 shares plus 500,000 share purchase warrants.

We invite you to send your email address to our Chairman, James Swanson at: jswanson@con-space.com, to receive all future reports and correspondences, electronically.

Shareholder Relations
James L. Swanson
Chairman
Gloria Gordon
Controller

Investor Relations
Tel: (604) 244-9323
Tel: (800) 755-2528

Stock Transfer Agent
CIBC Mellon Trust Company
1066 West Hastings
Ste. 1600 West Hastings
Vancouver, B.C. V6E 3X1

Corporate Head Office
505-5600 Parkwood Way
Richmond, B.C. V6V 2M2
Telephone: (604) 244-9323
(800) 546-3405
Fax: (604) 270-2138
(800) 546-3410

Directors
James L. Swanson
Chairman
Terence A. Ibbetson
President
Eric J. Harris
Director
Vincent L. Ready
Director
Gordon E. Cook
Director

Trading Symbol CCB
Listed on the TSX Venture Exchange
U.S. Sec 12(g) Exemption No. 82-3378
Listed in Standard & Poor's



The "CON-SPACE", [logo] and "Safety in Communication" are registered trademarks of CON-SPACE Communications Ltd.

Website: www.con-space.com

Email: info@con-space.com
invest@con-space.com
sales@con-space.com

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

HOW TO STAY IN TOUCH

May we send our News Releases directly to you? Please send your e-mail address to:

jswanson@con-space.com

If you would like to speak to our Chairman directly please call Jim Swanson at:
(800) 755-2528 or (604) 244-9323

You may also visit us online at:

www.con-space.com

Just click on 'Investor Relations'

NEW CUSTOMER LIST: During every quarter, every month, every week CON-SPACE adds new corporations and / or organizations to its list of customers. Here is a brief list of some of the customers added since January 1st, 2005. How many are near you?

INDUSTRY

COMPANY	Aircraft /Aerospace	Automotive	Chemical	Electronics	Food Processing	Government	Hazardous Materials	Homeland Security	Hydroelectric	Industrial	Law Enforcement	Manufacturing	Marine	Medical/Health Care	Military	Mining	Petrochemical	Pharmaceuticals	Rescue	Safety	Technology	Transportation	Utilities
Atascdero, Ca Fd																			●				
Austin Water Utility																							●
Baltimore, Md Fd																			●				
Bayonne, Nj Medical Center														●									
Beale, Ca Airforce Base															●								
Camp David Decon															●								
Camp De Base															●								
Canada Border Services						●																	
Canada Customs						●																	
Chattanooga Fd																			●				
Churchville, Ny Fire Equipment																			●				
City Of Knoxville, Tn						●																	
City Of Redding, Ca - Public Works																							●
City Of Warwick, Police Dept											●												
Cobra Oilfield Hauling Ltd																	●						
Columbia, Mo Fd																			●				
Conagra Foods					●																		
Conoco Phillips																	●						
Cty Of Oakdale Fd, Ca																			●				
Dade Fire Rescue																			●				
Des Moines,Ia Fire Dept																			●				
Divelink													●										
Ft Lewis															●								
General Physics																					●		
Glendale, Az Field Operations																							●
Gsww Inc																							●
Hill Afb															●								
Honolulu State Civil Def															●								
Houston Cty, Ga Fire Dept																							●
Howland Township, Oh Fd																			●				
Int-Petrobras America																	●						
Jefferson Reg Medical														●									
Jit Aviation	●																						
Kern County Sheriffs Dept											●												
Las Vegas Fd																			●				
Lynchburg, Va Fire & Ems																			●				
Mallory Co																			●				
Manus Abrasives Systems																				●			
Margaretville, Ny Hosp														●									
Mayport Fl Naval Stn															●								
Miami Dade Water & Sewer																			●				
Molycorp Inc																●							
Monroe Cty, Oh Ema						●																	
Montgomery Cnty						●																	
Morton Salt																●							
Moultrie, Ga Fd															●								
Noaa Honolulu Port Office													●										
Northrup Grumman																				●			
Northshore Rescue																			●				
Park Ctny, Co Sheriffs Off											●												
Philadelphia Fd																			●				
Plantronics				●																			
Pro-Safe Fire Training																			●				
Puget Sound Navel Shipyard															●								
Reactor Services																	●						
San Bernardino Fd																			●				
Sierra Safety Assoc-Santa Fe Springs Fd																			●				
Sterling, Va Rescue Sqd																			●				
Stockton Ca. Fire Dept																			●				
Surry Power Stn, Va										●													
Tucica County-Road Dept						●																	
Tva Fossil Plant																●							
Uk - Ashtead Plant Hire																●							●
Uk - Bnfl																	●						
Uk - Ferno (Uk) Ltd																			●				
Uk - Fire Serv College																			●				
Uk - Helmet Intg Systs																				●			
Uk - International Mining& Marine																●							
Uk - Mansfield Mines Rescue Station																			●				
Uk - Pienne Antincendi Srl																				●			
Uk - Polyma Sa																				●			
Uk - Safe Force Hire Station																				●			
Uk - Strathclyde Fire Brigade																			●				
Uk - Ukaea																	●						
Vandenberg, Ca Afb															●								
Virginia Beach, Va Fire Mgmt Serv																			●				
Washington Demilitarization Co															●								
Westinghouse Anniston										●													
Zcl Composite																	●						


CON-SPACE
COMMUNICATIONS
Safety in Communication®

NEW LITERATURE FROM CON-SPACE

CON-SPACE is pleased to announce the introduction of its new line of printed promotional tools to continue fostering the growth of sales throughout all of our respective industries. Much of the literature you'll be seeing today are upgraded versions of what we had done in the past, but with a stronger sense of brand identity, a more powerful visual impact and even more information to help our customers make well informed decisions when it comes down to selecting the right equipment for their jobs.

If you would like to receive copies of our latest brochures, please email our Marketing Manager, Allan Lanzador at: alanzador@con-space.com. Thank you.


the
Power Talk Bo
Simple Two-Way Voice C
Confined Space, Crane Op
Entry, Utilities, Trench, R
The CON-SPACE Pow


CON-SPACE
COMMUNICATIONS
Safety in Communication
the
SR65 Radio Accessory
In-Suit, Facemask,
High-Noise Communication
ENGINEERED FOR PERFORMANCE
Use with any Respirator / Breathing Apparatus / Encapsulated Suit
Connects to Most Make & Model of Portable Radios
Comfortable, Ergonomic Design
Waterproof & Dust Tight
Rugged and Easy to Use
Intrinsically Safe Approved
Learn more on our website, www.con-space.com

the
Power Talk
Box System
A Portable Intercom System designed to provide Untethered, Continuous Two-Way Voice Communication between a Safety Attendant and the Entrant(s) in his/her care. Both the Attendant and all Entrants remain untethered, communicating at each end through a Power Talk Box (PTB). The Entrant PTB is a full duplex device with a microphone that picks up voice from 30 ft, or more depending on background noise. The powered speaker is very loud and designed to be heard by Entrants in medium noise to distances up to 30 ft.
While the Attendant PTB has all the same qualities, its microphone does not remain open so that road noise etc. does not disturb Entrants however the Attendant can hear Entrants continuously. To speak with Entrants, the Attendant uses a PushTo-Talk (PTT) switch mounted on his/her PTB Control Unit and contains a built in Alarm that can be used by Entrants if voice contact cannot be made with the Attendant. As an available option the Attendant can also use a foot switch as an alternative to the PTT on the Control Unit. The equipment is waterproof, dust proof and extremely rugged for harsh use in rough environments.
Benefits
This System works great with numerous applications including, manhole entry, lift stations, crane operations, confined space and many others. In essence the PTB System prevents personnel from having to leave their work area to speak with another co-worker, because it allows them to talk and listen to the other person right where they are. It also eliminates the need to shout, tug or rely on hand signals to communicate. With proper hardline communication, the potential for errors is reduced as commands between each party are heard clearly without interference or dead spots. Multiple Entrants working in the same space can all communicate on one PTB with an outside party and the System itself can be re-configured to work with more than one Power Talk Box. The Power Talk Box System is Intrinsically Safe Approved to operate at a distance of up to 3,000 feet and is extremely easy to set up. Just connect the Power Talk Box and the Power Talk Box Controller on either end of the cable and start talking. That's it!
Applications
• Lift Stations • Manholes • Mobile Cherry Picker Ops. • Crane Operators • Structural Collapse
• Drilling Rigs • Tank Storage • Water/Wastewater • Mines
• Shafts • Trench • Pipes • Vents
Power Talk Box System (Part NO. 1120-01-012) includes:
1 x CSI-2105 Power Talk Box Controller
1 x Power Talk Box
1 x 75' Communication Cable
1 x CSI-1000 Carry Case
Add Foot Pedal Option (Part NO.0619-01-015)
PTB Remote Foot Switch Option (not included in System)




CON-SPACE
COMMUNICATIONS
www.con-space.com
Contact us today!
604.244.9323
1.800.546.3405
+44 (0) 1795 410820
Authorized Distributor: